SO 3/25/05

SECURITIE[...] ON

05040072

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Amended

RECEIVED MAR 2 1 2005 SEC PROCESSING SECTION WASH.

SEC FILE NUMBER
8- 46591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Round Hill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3191 Danville Blvd.
(No. and Street)

Alamo (City) — California (State) — 94507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Essam Elbagoury — (925) 820-3980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Avenue, # 59	Encino	CA	91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 4-11-2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Essam Elbagoury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Round Hill Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

FINOP, Essam Elbagoury

Title

Subscribed and Sworn to (or affirmed) before me this 16th day of February 20 05 (by V. Diemdowicz).

Notary Public

V. DIEMDOWICZ
Commission # 1463508
Notary Public - California
Contra Costa County
My Comm. Expires Jan 17, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROUND HILL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2003

ROUND HILL SECURITIES

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Round Hill Securities, Inc.
Alamo, California

I have audited the accompanying statement of financial condition of Round Hill Securities, Inc. as of December 31, 2003 and the related statements of operations, changes, in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly except for in all material respects, the financial position of Round Hill Securities, Inc. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 20, 2004

ROUND HILL SECURITIES, INC.

Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$32,963
Receivable from broker-dealers and clearing organization	1,167,430
Receivable from affiliate	1,026,106
Securities owned:	
Marketable, at cost and market value (Note 2)	94,200
Not readily marketable, at estimated fair value	63,839
Furniture and equipment at cost	
net of accumulated depreciation of $ 271,043	97,576
Prepaid and other assets	103,644
Total assets	$2,585,758

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$175,199
Commissions payable	886,694
Capital lease obligation	21,272
Total liabilities	1,083,165
COMMITMENTS AND CONTINGENT LIABILITIES	
SUBORDINATED BORROWINGS	1,000,000
STOCKHOLDERS' EQUITY:	
Common stock, (no par value, 1,000 shares authorized 687 shares issued and outstanding)	1,375,005
Retained deficit	(872,412)
Total stockholders' equity	502,593
Total liabilities and stockholders' equity	$2,585,758

The accompanying notes are an integral part of these financial statements

ROUND HILL SECURITES, INC.

Statement of Income
For the year ended December 31, 2003

REVENUES:	
Commission	$ 23,202,270
Principal transaction fees	2,508,330
Trading	752,242
Interest and dividends	1,351,549
Other income	532,784
Total income	28,347,175
EXPENSES:	
Commissions	20,421,187
Employee compensation and benefits	3,103,988
Floor brokerage, exchange and clearing fees	2,271,208
Communications and data processing	313,470
Interest	18,450
Occupancy	457,205
Other expenses	1,738,278
Total expenses	28,323,786
NET INCOME BEFORE INCOME TAXES	23,389
INCOME TAX PROVISION (note 5)	4,712
Total income tax provision	4,712
NET INCOME	$18,677

The accompanying notes are an integral part of these financial statements

ROUND HILL SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Retained Deficit	Total Stockholders' Equity
Beginning Balance January 1, 2003	$ 1,375,005	$ (891,089)	$ 483,916
Net Income		18,677	18,677
Ending Balance December 31, 2003	$ 1,375,005	$ (872,412)	$ 502,593

The accompanying notes are an integral part of these financial statements.

ROUND HILL SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 18,677
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	31,687
(Increase) decrease in:	
Receivables broker dealers	87,581
Receivable from affiliate	(194,516)
Securities owned marketable	(50,000)
Securities owned not marketable	(10,539)
Prepaid and other assets	46,390
Increase (decrease) in	
Accounts payable and accrued expenses	(191,516)
Commission payable	124,317
Total adjustments	(156,596)
Net cash used in operating actitivies	(137,919)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(66,421)
Net cash used in investing activities	(66,421)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments on capital lease obligation	(11,034)
Net cash used in financing activities	(11,034)
Decrease in cash	(215,374)
Cash at beginning of year	248,337
Cash at end of year	$ 32,963
Interest	$ 18,450
Income taxes	$ 4,712

The accompanying notes are an integral part of these financial statements.

(1) Organization:

Round Hill Securities, Inc. ("the Company") was incorporated in the State of California in 1993. The NASD approved the Company for membership on December 8, 1993. The Company is currently registered in 50 states and is a wholly owned subsidiary of Round Hill Holdings, Inc. ("Holdings"). The company's primary source of revenue is commissions generated from customer transactions.

(2) Significant Accounting Policies:

Customer and Proprietary Securities Transactions

The Company clears all customer transactions on a fully disclosed basis in accordance with clearing agreements with Bear Stearns Securities Corporation ("BSSC") and Fiserv Correspondent Services, Inc. ("FCSI"). The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to BSSC or FCSI and does not otherwise hold funds or securities for, or owe money or securities to, customer. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on trade date basis. In connection with these proprietary securities transaction, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial conditions.

Securities Owned

Securities owned consists of debt and equity securities, and are stated at market value with related changes in unrealized appreciation or depreciation reflected in interest, trading, and investment income. The Company owns stocks and options of Nasdaq, Inc. acquired in a private placement as a spin off of the firm's NASD membership this is carried at a cost basis of $53,300. There is no liquid market for these stocks and warrants.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalent

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 or less other than those held for sale in the ordinary course of business, to be cash equivalents.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which range from three to seven years.

(3) Receivable from Broker-Dealers and Clearing Broker

Amounts receivable from broker-dealer and clearing brokers consist of cash deposits at the Company's clearing brokers and commissions receivable from the clearing brokers, life insurance companies and mutual funds companies arising from customer securities transactions.

(4) Subordinated Borrowings

In July 1998, the Company entered into a subordinated loan agreement for $1,000,000 that matures June 30, 2008 Interest is paid monthly at the federal funds rate. These borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The amount however is treated as a component of debt for the computation of debt equity ratio required under the rule.

(5) Income Taxes

The Company computes its income taxes under Statements of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS 109") Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets accounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

The Company is included in a consolidated federal income tax return and combined state income tax return of Holdings. Pursuant to a tax sharing agreement with Holdings, the Company's share of combined federal and state income taxes is computed as if the Company filed separate return.

The components of the income tax benefit for the year ended December 31, 2003 are as follows:

Carry-forward:	
Federal	$ (52,424)
Current:	
Federal	0
State	4,712

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2003, deferred tax assets and liabilities were not significant.

(6) Operating Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year expiring at various dates through 2008. Certain leases contain renewal options and escalation clauses. The Company also receives rental income from non-cancelable subleases for office space. Aggregate annual rentals for office space and equipment and aggregate annual rental income to be received at December 31, 2003 are approximately as listed below:

	Minimum Rental Payments	Minimum Rentals to Be Received Under Subleases	Total
2004	$ 654,631	$ 70,236	$ 584,395
2005	482,394	11,706	470,688
2006	475,824	–	475,824
2007	245,652	–	245,652
2008	233,987	–	233,987
	$ 2,092,488	$ 81,942	$2,010,546

(7) Capital Leases

The Company's property under capital leases, which are included in furniture and equipment, is summarized as follows:

Equipment	$ 60,610
Less: Accumulated depreciation	(45,878)
	$ 14,732

The Company leases equipment under a capital lease obligation, which expires in 2005. The lease calls 60 equal monthly payments of $1,215.

Future minimum lease payments required under the capital leases are as follows:

Year ended	Amount
December 31, 2004	$ 14,582
December 31, 2005	9,721
	$ 24,303

(8) Net Capital Requirements

The Company is subject to the Securities Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that, the ratio of aggregate indebtedness to the capital both as defined, not to exceed 15 to 1. At December 31, 2004, the Company had net capital of $191,261 of which $76,458 was in excess of its required net capital. The Company's ratio of aggregate indebtedness ($1,722,047) to net capital was 9.00 at December 31, 2004, which is less than the 15:1 limit. The company's debt equity ratio was 60%, which is in compliance with the 70/30 required under the rule.

(9) Risk Concentrations

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 56 % revenues were generated in the State of California and 9 % in the State of New York.

(10) Related Party Transactions

The Company is 100% owned by Holdings. If these companies were to report on a combined basis the results of operation and financial position may differ. The Company is under common management with Holdings.

(11) Litigation

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. In accordance with Statement of Financial Accounting Standard No. 5, Accounting for Contingencies, we have established provisions for estimated losses related to such matters. Although, the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the financial condition of the Company, taken as a whole.

(12) Financial Instruments with Off-Balance-Sheet Credit Risks

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces this transaction for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transaction and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the company to off-balance-sheet risk the event the customers are unable to fulfill its contracted obligations.

ROUND HILL SECURITIES, INC.

Statement of Net Capital
Schedule I
December 31, 2004

	Focus 12/31/2004	Audit 12/31/2004	Change
Stockholder's equity, December 31, 2004	$ 692,756	$ 671,326	$ 21,430
Add: Subordinated Capital	1,000,000	1,000,000	-
	1,692,756	1,671,326	21,430
Subtract - Non allowable assets:			
Receivable From affiliate	661,106	661,106	-
Fixed assets	106,371	106,371	-
Non-marketable securities	13,840	13,840	-
Deferred taxes	-	154,510	(154,510)
Prepaid and other assets	537,427	537,427	-
Tentative net capital	374,012	198,072	175,940
Haircuts:	6,811	6,811	
NET CAPITAL	367,201	191,261	175,940
Minimum net capital	(105,521)	(114,803)	
Excess net capital	261,680	76,458	185,222
Aggregate indebtedness	1,582,824	1,722,047	(139,223)
Ratio of aggregate indebtedness to net capital	4.31%	9.00%	
Debt Equity Ratio	59%	60%	

There were observed differences between the net capital computation above and the firm's FOCUS report for the quarter ended 12/31/2004 as scheduled above resulting from audit adjusting journal entries.

ROUND HILL SECURITIES, INC.

Statement of Net Capital
Schedule I
December 31, 2003

	Focus 12/31/2003	Audit 12/31/2003	Change
Stockholders' equity, December 31, 2003	$ 481,245	$ 502,593	$ (21,348)
Add: Subordinated Capital	1,000,000	1,000,000	-
	1,481,245	1,502,593	(21,348)
Subtract - Non allowable assets:			
Receivable From affiliate	1,012,981	1,026,106	(13,125)
Fixed assets	97,576	97,576	-
Nasdaq investment	63,839	63,839	-
Receivable aged over 30 days	38,587	38,587	-
Prepaid and other assets	103,644	103,644	-
Tentative net capital	164,618	172,841	(8,223)
Haircuts:	0	0	
NET CAPITAL	164,618	172,841	(8,223)
Minimum net capital	(100,000)	(100,000)	
Excess net capital	64,618	72,841	(8,223)
Aggregate indebtedness	1,227,290	1,083,165	144,125
Ratio of aggregate indebtedness to net capital	7.46%	6.27%	
Debt Equity Ratio		67%	

There was observed differences between the net capital computation above and the firm's FOCUS report for the quarter ended 12/31/2003 as scheduled above resulting from audit adjusting journal entries.

The accompanying notes are an integral part of these financial statements.

ROUND HILL SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Round Hill Securities, Inc.
Alamo, California

In planning and performing my audit of the financial statements of Round Hill Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Round Hill Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 20, 2004